HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	176,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in distribution fees receivable		9,143
Increase in deferred tax asset		(24,483)
Increase in current tax payable		787
Increase in payables to affiliates		117,009
Increase in accrued expenses and other liabilities		278,747
Other, net		(9,452)
Net cash provided by operating activities		548,703
Cash and cash equivalents at beginning of year		1,074,863
Cash and cash equivalents at end of year	$	1,623,566

See accompanying notes to financial statements.